[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

May 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Senior Floating Rate Corp. – Form N-2 Registration Statement

Dear Sir/Madam:

On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended, the Company’s registration statement on Form N-2 (the “Registration Statement”).

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at

(202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas